Schedule D

Dated July 14, 2020

to the

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

dated December 13, 2019 between

THE ADVISORS’ INNER CIRCLE FUND III

and

APERTURE INVESTORS, LLC

The Trust shall pay to the Adviser, as compensation for the Adviser’s services rendered, a fee (the “Management Fee”) that will be composed of a Base Fee (defined below) and a Performance Adjustment (defined below) to the Base Fee based upon the investment performance of the Institutional Shares of the Fund (“Measuring Class”) in relation to the investment record of a securities index determined by the Board to be appropriate (“Index”) over the same performance period.

Base Fee. The “Base Fee” is calculated and accrued daily at an annual rate based on the average daily net assets of the Fund in accordance the following fee schedule:

Fund	Base Fee
Aperture International Equity Fund	1.90% of assets up to and including $350 million, 1.85% of assets over $350 million and up to and including $400 million, and 1.80% of assets over $400 million

Once the Fund’s average daily net assets exceed a level necessary to reduce the Management Fee in accordance with the foregoing schedule (each, a “Breakpoint”), the reduced Management Fee will become effective on the first business day of the following calendar year, and the Management Fee will not increase even if the Fund’s average daily net assets later fall below the applicable Breakpoint.

Performance Adjustment. The Management Fee will be increased or decreased from the Base Fee by a performance adjustment (“Performance Adjustment”) that depends on whether, and to what extent, the investment performance of the Measuring Class exceeds, or is exceeded by, the performance of the Index Hurdle (as set forth below) over the Performance Period (as defined below).

Fund	Index Hurdle
Aperture International Equity Fund	MSCI ACWI ex-US Index (the “Index”) plus 5.00%

The Performance Adjustment is calculated and accrued daily, according to a schedule that adds or subtracts 0.003% (0.30 basis points) of the Fund’s average daily net assets for each 0.01% (1 basis point) of absolute performance by which the performance of the Measuring Class exceeds or lags the performance of the Index Hurdle for the period from the beginning of the Performance Period through the prior business day. The maximum Performance Adjustment (positive or negative) will not exceed an annualized rate of +/- 1.50% (150 basis points) of the Fund’s average daily net assets, which would occur when the performance of the Measuring Class exceeds, or is exceeded by, the performance of the Index Hurdle by 5.00% percentage points (500 basis points) for the Performance Period.

Depending on the Fund’s assets and the performance of the Measuring Class, the Fund’s annual Management Fee will range from the minimum fees set forth below (each, a “Minimum Fee”) (in the event that the performance of the Measuring Class is equal to or lower than the performance of the Index) to the maximum fees set forth below (in the event that the performance of the Measuring Class exceeds the performance of the Index by 10.00% or more).

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Average Daily Net Assets	Minimum Fee	Management Fee	Maximum Fee
$0 up to $350 million	0.40%	1.90%	3.40%
Over $350 million up to $400 million	0.35%	1.85%	3.35%
Over $400 million	0.30%	1.80%	3.30%

For purposes of calculating the Performance Adjustment, the investment performance of the Measuring Class will be the sum of:

1) the change in the Measuring Class’s net asset value (“NAV”) per share during the Performance Period; plus

2) the value of the Measuring Class’s cash distributions per share accumulated to the end of the Performance Period; plus

3) the value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of the Performance Period; expressed as a percentage of the Measuring Class’s NAV per share at the beginning of the Performance Period. For this purpose, the value of distributions per share of realized capital gains, of dividends per share paid from investment income and of capital gains taxes per share paid or payable on undistributed realized long-term capital gains shall be treated as reinvested in shares of the Measuring Class at the NAV per share in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends and taxes.

The investment record of the Index will be the sum of:

1) the change in the level of the Index during the Performance Period; plus

2) the value, computed consistently with the Index, of cash distributions made by companies whose securities comprise the Index accumulated to the end of the Performance Period; expressed as a percentage of the Index level at the beginning of the Performance Period. For this purpose, cash distributions on the securities which comprise the Index shall be treated as reinvested in the Index at least as frequently as the end of each calendar quarter following the payment of the dividend.

Notwithstanding any other provision in this Schedule D, any calculations of the investment performance of the Measuring Class and the investment performance of the Index will be made in accordance with the Investment Advisers Act of 1940, as amended, and any applicable rules thereunder.

The “Performance Period,” the period over which performance is measured, is initially from the day following the date the Fund commences investment operations through December 31, 2020 (the “Initial Performance Period”) and thereafter each 12-month period beginning on the first day in the month of January through December 31 of the same year.

Payment of Fees. With respect to the Fund, the Trust will pay the Adviser, on a monthly basis, the applicable Minimum Fee on an annualized basis applied to the average daily net assets of the Fund for the month. At the end of the Performance Period, with respect to the Fund, the Trust will pay the Adviser the total Management Fee for the Performance Period, less the amount of the Minimum Fees paid during the Performance Period.

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Index. The Fund’s Index is set forth in the chart above under the column “Index Hurdle.” If it is determined that another appropriate Index should be substituted as the Index, the Board may approve the use of such other appropriate Index for purposes of the Performance Adjustment (the “Replacement Index”) without shareholder approval, unless shareholder approval of the change is otherwise required by applicable law. Any Replacement Index will be applied prospectively to determine the amount of the Performance Adjustment. The Index will continue to be used to determine the amount of the Performance Adjustment for that part of the Performance Period prior to the effective date of the Replacement Index.

Measuring Class. The Measuring Class of shares of the Fund initially is the Institutional Shares of the Fund. If the Board determines that a different class of shares of the Fund is the most appropriate for use in calculating the Performance Adjustment, the Board may change the class of shares used as the Measuring Class without shareholder approval, unless shareholder approval of such change is otherwise required by applicable law. If a different class of shares (the “Replacement Measuring Class”) is substituted in calculating the Performance Adjustment, the use of the Replacement Measuring Class of shares for purposes of calculating the Performance Adjustment may apply to the entire Performance Period so long as the Replacement Measuring Class was outstanding at the beginning of such period. If the Replacement Measuring Class of shares was not outstanding for all or a portion of the Performance Period, it may only be used in calculating that portion of the Performance Adjustment attributable to the period during which the Replacement Measuring Class was outstanding, and any previous portion of the Performance Period will be calculated using the Measuring Class.

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

/s/ Michael Beattie
Name: Michael Beattie
Title: President

APERTURE INVESTORS, LLC

/s/ James O’Connor
Name: James O’Connor
Title:COO

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